Exhibit 99.1

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$47,448	$40,743
Short-term bank deposits	79,804	95,000
Marketable securities	36,453	32,567
Trade receivables, net	39,803	40,510
Inventories	42,126	37,477
Other accounts receivable and prepaid expenses	7,910	6,985

Total current assets	253,544	253,282

LONG-TERM ASSETS:
Marketable securities	73,687	95,393
Deposits and other long-term assets	438	356
Severance pay fund	295	301
Deferred taxes	9,025	7,781
Property, plant and equipment, net	24,182	17,489
Operating lease right-of-use assets	22,859	22,806
Intangible assets, net	2,132	2,494
Goodwill	5,564	5,564

Total long-term assets	138,182	152,184

Total assets	$391,726	$405,466

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$13,021	$23,449
Employees and payroll accruals	9,435	9,165
Deferred revenues and advances from customers	2,579	2,688
Operating lease liabilities	4,061	3,902
Other payables and accrued expenses	6,796	6,373

Total current liabilities	35,892	45,577

LONG TERM LIABILITIES:
Accrued severance pay	1,092	1,035
Operating lease liabilities	19,076	19,231
Other long-term liabilities	1,177	1,320

Total long-term liabilities	21,345	21,586

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares as of June 30, 2020 and December 31, 2019; Issued and Outstanding: 40,941,575 shares and 40,684,340 shares as of June 30, 2020 and December 31, 2019, respectively	106	105
Additional paid in capital	313,469	304,617
Receivables on account of shares	(13)	-
Accumulated other comprehensive income	2,815	843
Retained earnings	18,112	32,738

Total shareholders’ equity	334,489	338,303

Total liabilities and shareholders’ equity	$391,726	$405,466

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2020	2019

Revenues
Products	$54,246	$71,030
Services	9,402	12,893
Total revenues	63,648	83,923

Cost of revenues
Products	27,086	34,209
Services	12,736	13,891
Total cost of revenues	39,822	48,100

Gross profit	23,826	35,823

Operating expenses
Research and development, net	13,524	10,776
Selling and marketing	16,788	16,473
General and administrative	11,864	8,356

Total operating expenses	42,176	35,605

Operating income (loss)	(18,350)	218

Finance income, net	2,797	545

Income (loss) before taxes on income (tax benefit)	(15,553)	763
Taxes on income (tax benefit)	(927)	20

Net income (loss)	$(14,626)	$743

Basic and diluted net earnings (losses) per share	$(0.36)	$0.02

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019

Net income (loss)	$(14,626)	$743

Other comprehensive income:

Change in unrealized gains on marketable securities:
Unrealized gains arising during the period, net of tax expense of $146 and $70, respectively	1,904	1,140
Gains reclassified into net income (loss)	(102)	(271)

Net change	1,802	869

Change in unrealized gains on cash flow hedges:
Unrealized gains arising during the period, net of tax expense of $6 and $9, respectively	54	118
Losses (gains) reclassified into net income (loss)	26	(6)

Net change	80	112

Foreign currency translation adjustment	90	40

Total other comprehensive income, net of tax	1,972	1,021

Comprehensive income (loss)	$(12,654)	$1,764

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

U.S. dollars in thousands, except share data

	Ordinary shares				Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	Receivables on account of shares	other comprehensive income (loss)	Retained earnings	Total Shareholders’ equity

Balance at January 1, 2020	40,684,340	$105	$304,617	$-	$843	$32,738	$338,303

Exercise of options and vesting of restricted stock units	257,235	1	2,816	(13)	-	-	2,804
Share-based compensation	-	-	4,630	-	-	-	4,630
Warrants to customers	-	-	1,406	-	-	-	1,406
Other comprehensive income	-	-	-	-	1,972	-	1,972
Net loss	-	-	-	-	-	(14,626)	(14,626)
Balance at June 30, 2020	40,941,575	$106	$313,469	$(13)	$2,815	$18,112	$334,489

	Ordinary shares				Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	Receivables on account of shares	other comprehensive income (loss)	Retained earnings	Total Shareholders’ equity

Balance at January 1, 2019	35,065,200	$89	$156,714	$-	$(238)	$22,571	$179,136

Exercise of options and vesting of restricted stock units	317,253	(* -	3,080	(811)	-	-	2,269
Share-based compensation	-	-	2,743	-	-	-	2,743
Warrants to customers	-	-	3,406	-	-	-	3,406
Issuance of ordinary shares in a secondary offering, net of issuance costs in an amount of $660	4,991,000	14	130,113	-	-	-	130,127
Other comprehensive income	-	-	-	-	1,021	-	1,021
Net income	-	-	-	-	-	(1,129)	(1,129)
Balance at June 30, 2019	40,373,453	$103	$296,056	$(811)	$783	$21,442	$317,573

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$(14,626)	$743
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,196	2,222
Fair value of warrants deducted from revenues	1,406	1,534
Share-based compensation	4,630	2,743
Amortization of premium and accretion of discount on marketable securities, net	165	(84)
Realized gain on sale of marketable securities	(102)	(271)
Decrease (increase) in trade receivables	616	(12,163)
Decrease (increase) in other receivables and prepaid expenses	(844)	750
Increase in inventory	(5,205)	(1,525)
Decrease in operating leases right-of-use assets	33	34
Increase in deferred taxes, net	(1,384)	(646)
Decrease (increase) in other long-term assets	(82)	204
Increase (decrease) in trade payables	(9,891)	3,782
Increase (decrease) in operating lease liabilities	(82)	538
Increase (decrease) in employees and payroll accruals	335	(783)
Decrease in deferred revenues and advances from customers	(107)	(1,774)
Increase in other payables and accrued expenses	432	952
Increase in accrued severance pay, net	63	7
Decrease in other long-term liabilities	(143)	(210)
Loss from sale and disposal of property and equipment	75	-
Foreign currency translation loss on intercompany balances with foreign subsidiaries	183	11

Net cash used in operating activities	(22,332)	(3,936)

Cash flows from investing activities:
Purchase of property and equipment	(8,511)	(1,964)
Acquisition of intangible assets and capitalization of software development costs	(121)	(650)
Proceeds from sale of property and equipment	4	-
Cash paid in connection with acquisition	-	(4,715)
Proceeds from (investment in) bank deposits	15,196	(77,000)
Proceeds from sale of marketable securities	20,802	30,445
Proceeds from maturity of marketable securities	17,445	500
Purchase of marketable securities	(18,542)	(44,599)

Net cash provided by (used in) investing activities	26,273	(97,983)

Cash flows from financing activities:
Proceeds from public offering, net of issuance costs	-	130,379
Exercise of employee stock options	2,804	2,269
Payments related to shares withheld for taxes	(64)	-
Payment of contingent consideration	-	(303)

Net cash provided by financing activities	2,740	132,345

Foreign currency translation adjustments on cash and cash equivalents	24	(8)

Increase in cash and cash equivalents	6,705	30,418
Cash and cash equivalents at the beginning of the period	40,743	74,132

Cash and cash equivalents at the end of the period	$47,448	$104,550

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019

Supplemental disclosure of non-cash investing and financing activities:

Property and equipment acquired in credit	$384	$658

Property and equipment transferred to be used as inventory	$51	$-

Inventory transferred to be used as property and equipment	$511	$-

Issuance expenses on credit	$-	$648

Receivables on account of shares	$13	$811

Lease liabilities arising from obtaining right-of-use assets	$2,187	$802

Capitalization of software development costs	$-	$87

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company established wholly owned subsidiaries in Israel, the United States, Germany, Hong Kong, Japan and the United Kingdom. The Company’s subsidiaries are engaged primarily in services, sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	The Company depends on four major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.	On February 7, 2019 (the “Closing Date”), the Company, through its wholly owned subsidiary Kornit Digital North America Inc., acquired the business and certain assets of Hirsch Solutions Inc., (“Hirsch”) its distributor in North America. Under the related acquisition agreement, the total consideration of $4,715 was paid at the closing date. The Company incurred acquisition-related costs in a total amount of $85.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company’s consolidated financial statements.

The balance sheet at December 31, 2019 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2019, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 23, 2020. The significant accounting policies applied in the Company’s audited 2019 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited interim consolidated financial statements, except for the adoption of ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) (see Note 2.c). Results for the six months ended June 30, 2020 are not necessarily indicative of results that may be expected for the year ending December 31, 2020.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

On an ongoing basis, the Company’s management evaluates estimates, including those related to intangible assets and goodwill, tax assets and liabilities, fair values of stock-based awards, inventory write-offs, warranty provision, allowance for credit losses and provision for rebates and returns. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, and the related macroeconomic effects, including to the Company’s business and the business of the Company’s suppliers and customers are uncertain, rapidly changing and difficult to predict. As a result, the Company’s accounting estimates and assumptions may change over time in response to this evolving situation. Such changes could result in future impairments of intangibles, long-lived assets, inventories, incremental credit losses on receivables and marketable securities, or an increase in the Company’s insurance liabilities as of the time of a relevant measurement event.

c.	Recently adopted accounting standard:

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade receivable to long-term financial investments and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks.

For marketable securities with unrealized losses, the standard eliminates the concept of other-than-temporary impairments and requires allowances to be recorded instead of reducing the amortized cost of the investment.

ASU 2016-13 limits the amount of credit losses to be recognized for marketable securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted Topic 326 effective January 1, 2020. Based on the composition of the Company’s trade receivables and marketable securities, current economic conditions and historical credit loss activity, the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

The interim consolidated financial statements for the six months ended June 30, 2020 are presented under the new standard, while comparative periods presented are not adjusted and continue to be reported in accordance with the Company’s historical accounting policy.

NOTE 3:- MARKETABLE SECURITIES

The following tables summarize our marketable securities by significant investing categories:

	June 30, 2020
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$36,048	$405	$-	$36,453
	36,048	405	-	36,453

Matures after one year through three years:
Corporate debentures	68,630	1,959	(1)	70,588
Government debentures	3,025	74	-	3,099
	71,655	2,033	(1)	73,687

Total	$107,703	$2,438	$(1)	$110,140

	December 31, 2019
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$27,624	$24	$(11)	$27,637
Government debentures	4,930	-	-	4,930
	32,554	24	(11)	32,567

Matures after one year through three years:
Corporate debentures	91,887	575	(117)	92,345
Government debentures	3,030	21	(3)	3,048
	94,917	596	(120)	95,393

Total	$127,471	$620	$(131)	$127,960

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	June 30, 2020
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$2,147	$(1)	$-	$-	$2,147	$(1)

Total	$2,147	$(1)	$-	$-	$2,147	$(1)

	December 31, 2019
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses

Corporate debentures	$57,753	$(127)	$3,801	$(1)	$61,554	$(128)
Government debentures	2,552	(3)	-	-	2,552	(3)

Total	$60,305	$(130)	$3,801	$(1)	$64,106	$(131)

NOTE 4:- FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (“ASC”) No. 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a framework for measuring fair value. According to ASC No. 820, fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level I:	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities;

Level II:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level III:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- FAIR VALUE MEASUREMENTS (Cont.)

The Company measures its marketable securities and foreign currency derivative contracts at fair value. Marketable securities and foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2020 and December 31, 2019 by level within the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As of June 30, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$110,140	$-	$110,140
Foreign currency derivative contracts	-	97	-	97

Total financial assets	$-	$110,237	$-	$110,237

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$127,960	$-	$127,960
Foreign currency derivative contracts	-	16	-	16

Total financial assets	$-	$127,976	$-	$127,976

NOTE 5:- INVENTORIES

	June 30,	December 31,
	2020	2019

Raw materials and components	$19,522	$21,402
Finished products (*)	22,604	16,075

	$42,126	$37,477

(*)	Including amounts of $1,489 and $0 as of June 30, 2020 and December 31, 2019, respectively, with respect to inventory delivered to customers for which revenue was not yet recognized.

Inventory write-offs amounted to $2,544 and $1,372 during the six months ended June 30, 2020 and 2019, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- DERIVATIVES AND HEDGING ACTIVITIES

The Company follows FASB ASC No. 815,” Derivatives and Hedging” which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company used derivative financial instruments, specifically foreign currency forward and option contracts (“Hedging Contracts”), to manage exposure to foreign currency risks, by hedging a portion of the Company’s forecasted expenses denominated in New Israeli Shekels expected to incur within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in “financial income, net”.

a.	Derivative instruments notional amounts

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	June 30,	December 31,
	2020	2019

Cash flow hedge	$9,670	$6,399

b.	Derivative instrument outstanding

As of June 30, 2020, and December 31, 2019, the fair value of the Company’s outstanding forward and option contracts amounted to $97 and $16 which is included within “Other accounts receivable and prepaid expenses” in the balance sheets.

c.	Derivative instrument gains and losses

During the six months ended June 30, 2020 and 2019, the company recorded pretax income of $1 and $13, respectively from derivatives designated in cash flow hedging relationships.

The Company’s outstanding derivatives designated as cash flow hedging instruments and their related gains and losses, are reported in the statement of cash flows as cash flows from operating activities.

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is less than 12 months.

The estimated net amount of the existing gains that are reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months is $89.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of June 30, 2020, the Company has a line of credit with an Israeli bank for total borrowings of up to $1.0 million. This line of credit is unsecured and available provided that the Company maintains a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company and its subsidiaries’ receivables. Interest rates across this credit line varied from 0.3% to Prime (Israel Interbank Offered Rate) +0.7% (current 2.3%) as of June 30, 2020.

As of June 30, 2020, the Company has not utilized its line of credit.

b.	Purchase commitments:

As of June 30, 2020, the Company has purchase commitments from vendors in the amount of $18,427. These commitments are due primarily within one year.

c.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

d.	Royalty Commitments:

Under the Company’s agreement for purchasing print heads and other products, which was amended in 2016, the Company is obligated to pay 2.5% royalties of its annual ink revenues up to an annual maximum amount of $625.

Royalty expenses for the six months ended June 30, 2020 and 2019 were $312.

e.	Guarantees:

As of June 30, 2020, the Company provided three bank guarantees in a total amount of $403 for its rented facilities.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,
	2020	2019
Numerator for basic and diluted net earnings (losses) per share:

Net income (loss)	$(14,626)	$743

Weighted average shares outstanding:

Denominator for basic earnings (losses) per share	40,817,593	35,547,223

Effect of dilutive securities:
Share options, warrants and restricted share units	-	1,042,807
Denominator for diluted earnings (losses) per share	40,817,593	36,590,030

Basic and diluted earnings (losses) per share	$(0.36)	$0.02

During the six months ended June 30, 2020, the Company was in a loss position and therefore all its securities were antidilutive. The total number of shares related to the outstanding options and RSUs excluded from the calculation of diluted earnings per share due to their anti-dilutive effect was 559,398 for the six months ended June 30, 2019.

NOTE 9:- SHAREHOLDERS’ EQUITY

a.	Company’s shares:

1.	Ordinary shares:

Any ordinary share confers equal rights to dividends and bonus shares, and to participate in the distribution of surplus assets upon liquidation in proportion to the par value of each share regardless of any premium paid thereon, all subject to the provisions of the Company’s articles of association. Each ordinary share confers its holder the right to participate in the general meeting of the Company and one vote in the voting.

2.	On June 18, 2019, the Company closed a follow on and secondary offering where by 4,991,000 ordinary shares were sold in the transaction to the public. The aggregate net proceeds received by the Company from the offering were $129,710, net of underwriting discounts, commissions and offering expenses.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option and RSU’s plans:

A summary of the Company’s share option activity for the six months ended June 30, 2020and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of December 31, 2019	1,072,777	$17.17	7.73	$18,170
Granted	-	-	-
Exercised	(197,022)	14.29
Forfeited	(14,581)	17.12

Outstanding as of June 30, 2020	861,174	$17.83	7.37	$30,612

Exercisable at end of period	400,138	$14.55	6.55	$15,538

As of June 30, 2020, the Company had $4,237 of unrecognized compensation expense related to non-vested stock option expected to be recognized over a weighted average period of 2.22 years.

A summary of the Company’s RSUs activity is as follows:

Six months ended
June 30, 2020

Unvested as of December 31, 2019	678,303
Granted	321,094
Vested	(60,212)
Forfeited	(18,922)
Unvested as of June 30, 2020	920,263

The weighted average fair values at grant date of RSUs granted for the six months ended June 30, 2020 was $33.12.

As of June 30, 2020, the Company had $21,184 of unrecognized compensation expense related to RSUs expected to be recognized over a weighted average period of 3.23 years.

c.	The Company’s Board of Directors approved Equity Incentive Plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the “optionees”) options to purchase ordinary shares of NIS 0.01 par value each, at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant. 25% of total options are exercisable one year after the date determined for each optionee and a further 6.25% at the end of each subsequent three-month period for 3 years.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

Under the Equity Incentive Plans and starting 2017, the Company grants Restricted Stock Units (“RSUs”). The RSU’s generally vest over a period of four years of employment. Options and RSU that have vested are exercisable for up to 10 years from the grant date of the options or RSU to each employee. Options and RSUs that are cancelled or forfeited before expiration become available for future grants.

As of June 30, 2020, an aggregate of 2,981,902 ordinary shares are available for future grants.

d.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
	2020	2019

Cost of products	$491	$237
Cost of services	360	230
Research and development	780	600
Selling and marketing	1,381	636
General and administrative	1,618	1,040

Total share-based compensation expense	$4,630	$2,743

On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. under which 2,932,176 warrants to purchase ordinary shares of the Company at an exercise price of $13.04 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150,000 beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5,000 to the Company till January 10, 2022. As of June 30, 2020, 1,832,595 warrants are exercisable.

The Company utilizes a Monte Carlo simulation approach to estimate the fair value of the warrants, which requires inputs such as common ordinary share, the warrant exercise price, estimated ordinary share price volatility and risk-free interest rate, among others. The Company recognized a reduction to revenues of $1.4 million and $1.5 million during the six months ended June 30, 2020, and 2019, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss), net of taxes:

	Unrealized gain (loss) on marketable securities	Unrealized gain on cash flow hedges	Foreign currency translation adjustment	Total
	Unaudited
Six months ended June 30, 2020:

Beginning balance	$452	$9	$382	$843
Other comprehensive income before reclassifications	1,904	54	90	2,048
Amounts reclassified from accumulated other comprehensive income (loss)	(102)	26	-	(76)
Net current period other Comprehensive income	1,802	80	90	1,972
Ending Balance	$2,254	$89	$472	$2,815

NOTE 11:- LEASES

The components of lease expense for the six months ended June 30, 2020 and 2019 were as follows:

	Six months ended June 30,
	2020	2019

Operating lease	$2,245	$1,828
Short-term lease	25	102
Total lease expense	$2,270	$1,930

Cash paid for amounts included in the measurement of operating lease liabilities was $2,212 and $1,793 during the six months ended June 30, 2020 and 2019, respectively.

The Company’s operating lease agreements have remaining lease terms ranging from 1 year to 11 years, including agreements with options to extend the leases for up to 5 years.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- LEASES (Cont.)

The following table represents the weighted-average remaining lease term and discount rate:

June 30, 2020

Weighted average remaining lease term	8.8 years

Weighted average discount rate	2.9%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

The remainder of 2020	$2,388
2021	4,191
2022	3,300
2023	2,548
2024	2,511
2025 and thereafter	11,215
Total operating lease payments	$26,153
Less: imputed interest	3,016
Present value of lease liabilities	$23,137

NOTE 12:- REVENUE RECOGNITION

Revenue disaggregated by revenue source for the six months ended June 30, 2020 and 2019, consists of the following:

	Six months ended June 30,
	2020	2019

Systems	$26,392	$42,596
Ink and consumables	27,854	28,434
Spare parts	5,360	10,542
Service contracts	4,042	2,351

Total revenue	$63,648	$83,923

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- REVENUE RECOGNITION (Cont.)

The following table presents revenue disaggregated by geography based on customer location:

	Six months ended June 30,
	2020	2019

U.S	$41,302	$45,328
EMEA	13,586	24,072
Asia Pacific	6,090	11,425
Other	2,670	3,098

Total revenue	$63,648	$83,923

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The following table represents the remaining performance obligations as of June 30, 2020, which are expected to be satisfied and recognized in future periods:

	Remainder of 2020	2021	2022 and thereafter
Product	$4,867	$447	$-
Services	3,693	1,975	802

Total	$8,560	$2,422	$802

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $2,652 and $2,867 as of June 30, 2020 and December 31, 2019, respectively and are presented under deferred revenues and advances from customers and other long-term liabilities. During the six months ended June 30, 2020, the Company recognized revenues in the amount of $1,558 which have been included in the contract liabilities at January 1, 2020.

Provision for returns amounted to $716 and $721 as of June 30, 2020 and December 31, 2019, respectively.

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- TAXES ON INCOME

a.	The main reconciling items between the theoretical and actual tax rate during the six months ended June 30, 2020, derives mainly from: tax expense related to the Company’s foreign subsidiaries income at different tax rates and deferred tax benefit recognized in Israel related to current losses at Beneficiary Enterprise reduced tax rates.

b.	The Company and its Israeli subsidiary received final tax assessments through 2012 and are currently subject to a tax audit for the years 2013 to 2018 by the Israeli Tax Authority (“ITA”). The Company received an assessment for years 2013 and 2014 which is still subject to another review by the ITA before it is finalized.

The Company appealed before the second review and it believes the claims and the position taken on its tax returns are solid and valid. The ITA may furthermore disagree with the Company and its Israeli subsidiary positions taken for other years as well, and the Company may be subject to additional tax liabilities, which could have a material adverse effect on its results of operations.

The U.S subsidiary received final tax assessment through 2012, the German subsidiary received final tax assessment through 2014, the Hong Kong subsidiary, the United Kingdom Subsidiary and the Japan subsidiary have not received a final tax assessment since inception.

NOTE 14:- TRANSACTIONS WITH RELATED PARTIES

The Company’s policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable, than those available from unaffiliated third parties. Based on the Company’s experience in the business sectors in which it operates and the terms of its transactions with unaffiliated third parties, the Company believes that all of the transactions described below met this policy at the time they occurred.

1.	Fritz Companies Israel T. Ltd. (“Fritz”)

Fritz is a logistics company which is owned, in part, by few of the Company’s Board members. The Company has an ongoing logistic contract with Fritz. During the six months ended June 30, 2020 and 2019 logistic service fees amounted to $1,396 and $1,510, respectively.

2.	Acord Insurance Agency Ltd. (“Acord”)

Acord is an insurance company which is owned, in part, by the Chairman of the Board. The Company entered a business and professional insurance contracts with Acord. During the six months ended June 30, 2020 and 2019 total premium under the contracts was $551 and $355, respectively.

3.	Priority Software Ltd. (“Priority”)

Priority is the Company’s ERP solution provider, which is owned, in part by few of the Company’s Board members. During the six months ended June 30, 2020 and 2019 maintenances fees and additional licenses acquired amounted to $35.

NOTE 15:- SUBSEQUENT EVENT

On August 7, 2020, the Company has closed a share purchase agreement with Custom Gateway Limited (“Custom Gateway”), an innovative technology provider of cloud-based software workflow solutions for on-demand production business models. Under the agreement the Company purchased 100% of Custom Gateway’s shares for a total consideration of approximately $17,000.

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